BRITVIC plc

9th February 2007

07021091

Tel: 01245 504482
Fax: 01245 504077

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

Dear Sirs

SUPPL

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copies of all of the Company's regulatory announcements released to the London Stock Exchange and all filings made to the Registrar of Companies in England and Wales since 19th December 2006 to the present date.

Yours faithfully

John Price
Company Secretary

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

Encs.

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	2006 Annual Report
Released	11:37 20-Dec-06
Number	3271O

RNS Number:3271O
Britvic plc
20 December 2006

20 December 2006

2006 Annual Report

The Company gives notice of the publication of its annual report for the year ended 1 October 2006.

Two copies of the above document, together with the Notice of AGM and Proxy Form, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

John Price, Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	15:46 20-Dec-06
Number	3688O

RNS Number:3688O
Britvic plc
20 December 2006

Britvic plc

20 December 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 19 December 2006 pursuant to section 198 of the Companies Act 1985, that FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 43,698 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares") representing 0.02% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	14:01 02-Jan-07
Number	8536O

RNS Number:8536O
Britvic plc
02 January 2007

Britvic plc

2 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 2 January 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 27 December 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 46,440 ordinary shares by purchase in the market on 27 December 2006 at a total cost of £114,138.69, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.99p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	38	25
John Gibney	Executive Director	38	25
Andrew Richards	PDMR	39	25
Doug Frost	PDMR	39	25
Alan Beaney	PDMR	39	25
Martin Rose	PDMR	39	25
Andrew Marsden	PDMR	38	25

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Annual Information Update
Released	15:59 02-Jan-07
Number	8675O

RNS Number:8675O
Britvic plc
02 January 2007

Britvic plc

2 January 2007

Annual Information Update - Period to 2 January 2007

In accordance with Prospectus Rule 5.2 the following information update refers to information that has been published or made available to the public in the previous 12 months.

Date	Via	Item	Brief Description
15-Dec-05	RNS	Holding(s) in Company	Notification of major interest
15-Dec-05	RNS	Director/PDMR Shareholding	
15-Dec-05	RNS	Holding(s) in Company	Notification of major interest
16-Dec-05	RNS	Director/PDMR Shareholding	
19-Dec-05	RNS	Stabilisation Notice	Announcement made by Citigroup Global Markets UK Eqty Ltd.
19-Dec-05	RNS	Holding(s) in Company	Notification of major interest
19-Dec-05	RNS	Holding(s) in Company	Notification of major interest
19-Dec-05	RNS	Director/PDMR Shareholding	
20-Dec-05	RNS	Holding(s) in Company	Notification of major interest
21-Dec-05	RNS	Director/PDMR Shareholding	
22-Dec-05	RNS	Holding(s) in Company	Notification of major

			interest
23-Dec-05	RNS	Holding(s) in Company	Notification of major interest
28-Dec-05	Companies House	Form 225	Accounting Reference Date Shortened from 31/10/06 to 30/09/06
03-Jan-06	RNS	Director/PDMR Shareholding	
03-Jan-06	RNS	Holding(s) in Company	Notification of major interest
03-Jan-06	Companies House	Share Exchange Agreement	Agreement between Britannia SD Holdings Limited, Intercontinental Hotels Group plc, Pernod Ricard S.A., Whitbread Group plc and Pepsico, Inc. dated 18 November 2005
06-Jan-06	RNS	Holding(s) in Company	Notification of major interest
09-Jan-06	RNS	Change in Director Particulars	Michael Shallow appointed as a NED of Dominos Pizza UK & Ireland as of 06.01.06
09-Jan-06	RNS	Holding(s) in Company	Notification of major interest
10-Jan-06	RNS	Holding(s) in Company	Notification of major interest
11-Jan-06	RNS	Holding(s) in Company	Notification of major interest
12-Jan-06	RNS	Holding(s) in Company	Notification of major interest
13-Jan-06	RNS	Holding(s) in Company	Notification of major interest
16-Jan-06	RNS	Holding(s) in Company	Notification of major interest
16-Jan-06	RNS	Holding(s) in Company	Notification of major interest
16-Jan-06	RNS	Director/PDMR Shareholding	
18-Jan-06	RNS	Holding(s) in Company	Notification of major interest
24-Jan-06	RNS	Director/PDMR Shareholding	
24-Jan-06	RNS	Director/PDMR	

		Shareholding	
26-Jan-06	RNS	Holding(s) in Company	Notification of major interest
30-Jan-06	RNS	Holding(s) in Company	Notification of major interest
30-Jan-06	Companies House	Form 353a	Location of Register of Members
03-Feb-06	RNS	Holding(s) in Company	Notification of major interest
03-Feb-06	RNS	Holding(s) in Company	Notification of major interest
07-Feb-06	RNS	Holding(s) in Company	Notification of major interest
09-Feb-06	RNS	Holding(s) in Company	Notification of major interest
10-Feb-06	RNS	Holding(s) in Company	Notification of major interest
13-Feb-06	RNS	Additional Listing	Block Listing 2,500,000 ordinary shares under the Company's share incentive plan
14-Feb-06	RNS	Holding(s) in Company	Notification of major interest
15-Feb-06	RNS	Holding(s) in Company	Notification of major interest
15-Feb-06	RNS	Holding(s) in Company	Notification of major interest
16-Feb-06	RNS	Holding(s) in Company	Notification of major interest
21-Feb-06	RNS	Director/PDMR Shareholding	
27-Feb-06	Companies House	Form 88(2)	Return of Allotment of Shares - Share Incentive Plan
02-Mar-06	RNS	Trading Update	IHG released 2005 Preliminary Results for period to 14.12.05
03-Mar-06	RNS	Holding(s) in Company	Notification of major interest
06-Mar-06	RNS	Holding(s) in Company	Notification of major interest
06-Mar-06	RNS	Director/PDMR Shareholding	
07-Mar-06	RNS	Director/PDMR	

		Shareholding	
07-Mar-06	RNS	Holding(s) in Company	Notification of major interest
08-Mar-06	RNS	Director/PDMR Shareholding	
08-Mar-06	RNS	Holding(s) in Company	Notification of major interest
09-Mar-06	RNS	Holding(s) in Company	Notification of major interest
09-Mar-06	RNS	Director/PDMR Shareholding	
13-Mar-06	RNS	Holding(s) in Company	Notification of major interest
14-Mar-06	RNS	Director/PDMR Shareholding	
15-Mar-06	RNS	Holding(s) in Company	Notification of major interest
20-Mar-06	RNS	Director/PDMR Shareholding	
20-Mar-06	RNS	Holding(s) in Company	Notification of major interest
20-Mar-06	RNS	Holding(s) in Company	Notification of major interest
20-Mar-06	RNS	Director/PDMR Shareholding	
22-Mar-06	RNS	Holding(s) in Company	Notification of major interest
23-Mar-06	RNS	Holding(s) in Company	Notification of major interest
23-Mar-06	RNS	Holding(s) in Company	Notification of major interest
23-Mar-06	Companies House	Form 88(2)	Return of Allotment of Shares -Share Incentive Plan
27-Mar-06	RNS	Holding(s) in Company	Notification of major interest
28-Mar-06	RNS	Holding(s) in Company	Notification of major interest
03-Apr-06	RNS	Holding(s) in Company	Notification of major interest
04-Apr-06	RNS	Trading Statement	Half year trading statement to 19.03.06
12-Apr-06	RNS	Director/PDMR	

		Shareholding	
19-Apr-06	RNS	Director/PDMR Shareholding	
19-Apr-06	RNS	Holding(s) in Company	Notification of major interest
19-Apr-06	RNS	Holding(s) in Company	Notification of major interest
21-Apr-06	Companies House	Form 88(2)	Return of Allotment of Shares - Share Incentive Plan
24-Apr-06	RNS	Holding(s) in Company	Notification of major interest
27-Apr-06	RNS	Holding(s) in Company	Notification of major interest
27-Apr-06	Companies House	Form 88(2)	Return of Allotment of Shares - Share Incentive Plan
28-Apr-06	RNS	Holding(s) in Company	Notification of major interest
28-Apr-06	RNS	Director/PDMR Shareholding	
11-May-06	RNS	Holding(s) in Company	Notification of major interest
16-May-06	RNS	Director/PDMR Shareholding	
18-May-06	RNS	Holding(s) in Company	Notification of major interest
19-May-06	RNS	Holding(s) in Company	Notification of major interest
25-May-06	RNS	Holding(s) in Company	
25-May-06	RNS	Interim Results	
31-May-06	RNS	Holding(s) in Company	Notification of major interest
02-Jun-06	RNS	Holding(s) in Company	Notification of major interest
05-Jun-06	RNS	Holding(s) in Company	Notification of major interest
05-Jun-06	RNS	Holding(s) in Company	Notification of major interest
05-Jun-06	RNS	Holding(s) in Company	Notification of major interest
09-Jun-06	RNS	Interim Report	Interim Report available for viewing

			at UKLA Document Viewing Facility
12-Jun-06	RNS	Director/PDMR Shareholding	
13-Jun-06	RNS	Holding(s) in Company	Notification of major interest
27-Jun-06	RNS	Holding(s) in Company	Notification of major interest
28-Jun-06	RNS	Holding(s) in Company	Notification of major interest
03-Jul-06	RNS	Holding(s) in Company	Notification of major interest
04-Jul-06	RNS	Holding(s) in Company	Notification of major interest
10-Jul-06	RNS	Director/PDMR Shareholding	
11-Jul-06	RNS	Holding(s) in Company	Notification of major interest
19-Jul-06	RNS	Holding(s) in Company	Notification of major interest
27-Jul-06	RNS	Holding(s) in Company	Notification of major interest
07-Aug-06	RNS	Director/PDMR Shareholding	
07-Aug-06	RNS	Holding(s) in Company	Notification of major interest
09-Aug-06	RNS	Holding(s) in Company	Notification of major interest
10-Aug-06	RNS	Notice Pre-Close Trading Update	Re: Release of Pre-Close Trading update on 29 September 2006
14-Aug-06	RNS	Blocklisting Interim Review	Share Incentive Plan for period 14.02.06 - 14.08.06
18-Aug-06	RNS	Holding(s) in Company	Notification of major interest
04-Sep-06	RNS	Director/PDMR Shareholding	
20-Sep-06	RNS	Change in Director's Particulars	Michael Shallow appointed as NED of Spice Holdings plc from 20.09.06
29-Sep-06	RNS	Pre-Close Trading Update	Pre-Close Trading Update - Period 20

			weeks to 03.09.06
02-Oct-06	RNS	Director/PDMR Shareholding	
02-Oct-06	RNS	Press speculation re Britvic	Announcement made by Permira Advisors LLP
10-Oct-06	RNS	Director/PDMR Shareholding	
11-Oct-06	RNS	Holding(s) in Company	Notification of major interest
27-Oct-06	RNS	Holding(s) in Company	Notification of major interest
30-Oct-06	RNS	Director/PDMR Shareholding	
01-Nov-06	RNS	Holding(s) in Company	Notification of major interest
01-Nov-06	RNS	Holding(s) in Company	Notification of major interest
02-Nov-06	RNS	Holding(s) in Company	Notification of major interest
06-Nov-06	RNS	Holding(s) in Company	Notification of major interest
15-Nov-06	RNS	Holding(s) in Company	Notification of major interest
16-Nov-06	Companies House	Memorandum & Articles	Re-filing of Articles of Association
23-Nov-06	RNS	Holding(s) in Company	Notification of major interest
27-Nov-06	RNS	Director/PDMR Shareholding	
28-Nov-06	RNS	Holding(s) in Company	Notification of major interest
28-Nov-06	Companies House	Form 363s	Annual Return
29-Nov-06	RNS	Holding(s) in Company	Notification of major interest
30-Nov-06	RNS	Final Results - Part 2	Preliminary Results Announcement
30-Nov-06	RNS	Final Results - Part 1	Preliminary Results Announcement
05-Dec-06	RNS	Holding(s) in Company	Notification of major interest
05-Dec-06	RNS	Notice of Interests of Directors	Employee Share Trust disposal of interest on

			01.12.06
05-Dec-06	RNS	Director/PDMR Shareholding	
07-Dec-06	RNS	Director/PDMR Shareholding	
11-Dec-06	RNS	Holding(s) in Company	Notification of major interest
13-Dec-06	RNS	Voting Rights Capital	Pursuant to Transparency Directive's transitional provision 6
14-Dec-06	RNS	Holding(s) in Company	Notification of major interest
14-Dec-06	RNS	Holding(s) in Company	Notification of major interest
19-Dec-06	RNS	Holding(s) in Company	Notification of major interest
19-Dec-06	RNS	Holding(s) in Company	Notification of major interest
19-Dec-06	RNS	Holding(s) in Company	Notification of major interest
20-Dec-06	RNS	Holding(s) in Company	Notification of major interest
20-Dec-06	RNS	2006 Annual Report	Annual Report available for viewing at UKLA Document Viewing Facility
02-Jan-07	RNS	Director/PDMR Shareholding	
02-Jan-07	RNS	Annual Information Update	12 months to 2 January 2007

The information referred to above as having been filed with the Registrar of Companies can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ. That referred to as published via the RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, or the Company's website (www.britvic.com).

Copies of all documents referred to are also available for inspection at the Company's registered office at Britvic House, Broomfield Road, Chelmsford, Essex CM1 1TU during normal business hours on weekdays.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

For further inquiries:
John Price
Company Secretary
Tel: (01245) 261871

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The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	10:29 19-Jan-07
Number	8070P

RNS Number:8070P
Britvic plc
19 January 2007

Britvic plc

18 January 2007

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 18 January 2007 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at 16 January 2007 were interested in 31,368,500 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), being represented by a beneficial interest in 10,478,892 Ordinary Shares and a non-beneficial interest of 20,889,608 Ordinary Shares, which represents 4.85% and 9.67% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	16:30 22-Jan-07
Number	9448P

RNS Number:9448P
Britvic plc
22 January 2007

Britvic plc

22 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 22 January 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 19 January 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 45,363 ordinary shares by purchase in the market on 19 January 2007 at a total cost of £110,392.41, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.96p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	39	25
John Gibney	Executive Director	39	25
Andrew Richards	PDMR	39	25
Doug Frost	PDMR	39	25
Alan Beaney	PDMR	39	25

Martin Rose	PDMR	39	25
Andrew Marsden	PDMR	39	25

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	Analysts / Investors Seminar
Released	10:50 23-Jan-07
Number	9769P

RNS Number:9769P
Britvic plc
23 January 2007

Britvic plc

23 January 2007

SEMINAR FOR ANALYSTS AND INVESTORS

Britvic plc is holding a seminar for analysts and investors on its innovation process and 2007 new product launches today (Tuesday 23 January). The venue is Britvic's Innovation Centre in Chelmsford and the seminar starts at 2.30pm.

A webcast of the presentations made will be available at www.britvic.co.uk

No new trading information will be disclosed. The next trading update to the market for Britvic plc will be at the time of the Annual General Meeting on Wednesday 31 January 2007.

For further information please contact:

Jo Guano, Investor Relations 01245 504 330

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	16:48 25-Jan-07
Number	1712Q

RNS Number:1712Q
Britvic plc
25 January 2007

Britvic plc

25 January 2007

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the "Company") was notified on 24 January 2007 pursuant to section 198 of the Companies Act 1985 that as at 19 January 2007, Barclays PLC of 1 Churchill Place, London E14 5HP, through its legal entities, had a notifiable interest in 10,807,649 ordinary shares of 20p each in the capital of the Company (the "Ordinary Shares"), representing 5.00% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

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Company	Britvic plc
TIDM	BVIC
Headline	AGM Trading Update
Released	07:00 31-Jan-07
Number	3221Q

RNS Number:3221Q
Britvic plc
31 January 2007

Britvic plc ("Britvic") AGM Trading Update - 31 January 2007

At the Annual General Meeting to be held at 10.30am this morning, Gerald Corbett, Chairman, will make the following comment on the Company's trading for the 12 weeks to 24 December 2006:

"Britvic today reports that the improving trends highlighted at the time of the Preliminary Results continued through the balance of the first 12 weeks of the current financial year, with total branded revenue growth of 4.8% compared with the same period last year, comprising stills growth of 6.8% and carbonates growth of 2.4%.

In stills, Britvic out-performed the market during the period, reflecting good performances from J20 (attributable in part to the successful reintroduction of the Orange and Passion Fruit variant), Robinsons squash, and Fruit Shoot H2O which also further strengthened its position as market leader in the children's water category.

Britvic out-performed in carbonates as well, maintaining its volumes in a market that declined by 2.6%, primarily as a result of further market share gains by Pepsi. In addition, Britvic's Average Realised Price increased, driven by our continued focus on promotional spend, against a period last year when there was significant margin pressure.

Britvic's International business achieved improved results, with distribution gains in both Sweden and Denmark.

In the early weeks of 2007, our trading has continued in line with the trend seen before Christmas. While this is encouraging for carbonates, we remain cautious regarding the outlook for this category given the continued consumer focus on health and well-being. Britvic is well placed to benefit from the anticipated growth in the stills market thanks to the strength of its existing brands and product portfolio. Its position will be further improved by a number of new product launches, such as Robinsons Smooth Juice and Fruit Shoot 100% Juice, scheduled for the second half of the financial year."

For further information please contact:

Investors:
John Gibney / Jo Guano +44 (0)1245 504 330

Media:
Britvic main switchboard +44 (0)1245 261 871
David Lewis +44 (0)7834 963138
Julian Mears +44 (0)7834 962542

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain.

Its broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

This information is provided by RNS
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Company	Britvic plc
TIDM	BVIC
Headline	AGM Voting Results 31/1/07
Released	14:21 31-Jan-07
Number	4721Q

RNS Number:4721Q
Britvic plc
31 January 2007

Britvic plc ("the Company") - AGM Voting Results - 31 January 2007

At the Annual General Meeting of the Company held today at The Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE at 10.30 a.m., all resolutions were passed on a show of hands.

The following is a summary of the Forms of Proxy received up to 48 hours before the time of the Meeting by the Registrars, appointing the Chairman of the Meeting:

No.	Resolution	For *	Against	Votes Withheld **
1	Receive and adopt the Annual Report for year ended 1 October 2006	123,420,313	4,617	4,769,898
2	Declaration of final dividend	127,747,204	3,024	444,600
3	Reappointment of Ernst & Young as auditors	124,924,325	3,267,040	3,463
4	Authority to Directors to determine the auditors' remuneration	125,218,604	2,974,602	1,622
5	Election of Gerald Corbett as a director	127,082,423	52,179	1,060,226
6	Election of Paul Moody as a director	128,146,722	46,606	1,500
7	Election of Joanne Averiss as a director	128,166,985	26,343	1,500
8	Election of Chris Bulmer as a director	128,170,855	20,632	3,341
9	Election of John Gibney as a director	128,157,600	33,887	3,341
10	Election of Bob Ivell as a director	128,169,752	24,576	500
11	Election of Michael Shallow as a director	128,170,856	21,472	2,500
12	Consider and approve the Directors' Remuneration Report for the year ended 1 October 2006	125,157,457	275,772	2,761,599
13	Authority under the Political Parties, Elections and Referendums Act 2000	126,731,091	1,004,945	458,792

14	Authority to Directors to allot shares	125,324,134	2,862,131	8,563
15	Authority to Directors to issue shares for cash ***	127,362,111	823,504	9,213
16	Authority to Company to purchase own shares ***	128,175,681	16,525	2,622

* Includes those votes giving the Chairman discretion

** A 'vote withheld' is not counted towards the votes cast 'for' or 'against' a resolution

*** Special Resolutions

John Price
Company Secretary
Britvic plc
Tel: 01245 261871

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Company	Britvic plc
TIDM	BVIC
Headline	Resolutions passed at AGM
Released	08:00 02-Feb-07
Number	5954Q

RNS Number:5954Q
Britvic plc
02 February 2007

2 February 2007

Britvic plc (the Company) - Resolutions passed at AGM

Two copies of all resolutions passed as special business at the Company's Annual General Meeting held on 31 January 2007 have, pursuant to Listing Rule 9.6.2, been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

John Price, Company Secretary

Britvic plc

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7 February 2007

Tel: 01245 504129
Fax: 01245 504435

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

Dear Sirs

Britvic plc – Registration No. 5604923 ("the Company")

At the Annual General Meeting of the Company duly convened and held on 31st January 2007 the following resolutions were passed as Special Resolutions.

* Resolution 15 Allotment of Unissued Share Capital
* Resolution 16 Authority to Purchase Own Shares

A copy of the said resolutions are enclosed.

Kindly confirm receipt of the enclosures by stamping and returning the enclosed card in the envelope provided.

Yours faithfully

VML.

Vanessa Lewis
Company Secretarial Assistant

Encs.

No. 5604923

The Companies Act 1985

Public Limited Company

BRITVIC plc

("the Company")

The following SPECIAL RESOLUTIONS were passed by shareholders at the Annual General Meeting of the Company, duly convened and held on 31st January 2007, pursuant to Section 378 of The Companies Act 1985 (as amended):

Resolution 15 – Allotment of unissued share capital

15. THAT:

(a) the Directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 (the "Act'), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given by Resolution 14 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity securities of the Company as the Directors may determine on the Register of Members on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever); and

(ii) (otherwise than pursuant to sub-paragraph (i) above) up to an aggregate nominal amount of £2,160,000 which represents 5 per cent of the ordinary share capital in issue;

A reference to allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the Company or 30 April 2008, whichever is earlier, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements; and

(c) all authorities previously conferred under Section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

Resolution 16 – **Authority to purchase own shares**

16. THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 as amended (the "Act') to make market purchases (as defined in Section 163 of the Act) of ordinary shares of 20p each in the capital of the Company ('ordinary shares') in such manner and upon such terms as the Directors of the Company may determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 21,600,000;

(b) the minimum purchase price (exclusive of expenses) which may be paid for any ordinary share is an amount equal to 20p;

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 5 per cent above the average closing price of such ordinary shares for the 5 business days on the London Stock Exchange prior to the date of purchase; and (ii) an amount equal to the higher of the price of the last independent trade of any ordinary share and the highest current independent bid for an Ordinary share as derived from the London Stock Exchange Trading Systems (SETS); and

(d) this authority shall take effect on the date of passing of this resolution and unless previously revoked, renewed or varied, shall expire on 30 April 2008, or at the conclusion of the next Annual General Meeting of the Company held after the passing of this resolution, whichever is the earlier, but so that this authority shall allow the Company to purchase ordinary shares after such expiry under any agreement made before the expiry of such authority, as if the authority hereby conferred had not expired.

John Price
Company Secretary

7 February 2007

END